Exhibit (a)(35)
Chairman and Chief Executive Officer

Dr. Markus Dennier Chairman of the Board Converium Holding AG Dammstrasse 19 CH – 6301 Zug Switzerland

Paris, 23 February 2007

BY POST, FACSIMILE AND E-MAIL
Dear Markus,
We acknowledge receipt of your letter dated February 21, 2007 to our Swiss legal advisor, which we received on February 22, 2007, and your objection to entering into a confidentiality agreement. We regret this decision which restricts us from providing the Board of Director of Converium with the necessary, highly confidential information that would have enabled your Board to duly assess the benefits of the proposed combination of Converium and SCOR with a view to creating a Top 5 global multi-line reinsurer, with Zurich as a key hub within a major operating company of the combined Group. We also regret your earlier refusal to consent to a formal Rating Evaluation Service with Standard & Poor’s in connection with the proposed combination, which is highly material information for your Board as well as your shareholders.
As discussed during our meeting on February 17, 2007, our telephone conversations on February 18, 2007 as well as during my meeting with Ms. Inga Beale on February 19, 2007 and my telephone conversation with her on February 20, 2007, we highly respect Converium’s current management team, which enjoys a strong and proven track record in the industry, and its employees. As repeatedly indicated, the creation of a Top 5 global multi-line reinsurer requires the combination of Converium’s and SCOR’s respective expertise and talent, which are highly complementary.
While it will be necessary to have further discussions with Ms. Beale to finalize the specifics of her responsibilities given the key role we would like her to play within the combined Group, SCOR has based its strategic planning by taking into account the expertise and management power of Converium’s Global Executive Committee and is offering the following key positions to the members of the Global Executive Committee:
—	Paolo De Martin (currently CFO of Converium): CFO of the combined Group Global P&C company;

—	Jakob Eugster (currently Executive VP Standard P&C Reinsurance of Converium): Executive VP of the Zurich based operating company;

www.scor.com	SCOR 1, Avenue du Général de Gaulle 92074 Paris La Défense Cedex France	Tél +33 (0)1 46 98 74 54 Fax +33 (0)1 46 98 74 84 e-mail: scor@scor.com	RCS Nanterre B 562 033 357 Siret 562 033 357 00020 Société Anonyme au Capital de 932 673 756 Euros

—	Christian Felderer (currently General Legal Counsel of Converium): General Counsel of the combined Group Global P&C company;

—	Benjamin Gentsch (currently Executive UP Specialty Lines and Life & Health Reinsurance of Converium): Deputy CEO of the combined Group Global P&C company and Head of Specialty Lines;

—	Markus Krall (currently CRO of Converium): CRO of the combined Group Global P&C company;

—	Andreas Zdrenyk (currently COO of Converium): COO of the Zurich based operating company.
We further confirm our decision to have a fully operating company in Zurich with key worldwide responsibilities within the combined Group.

All the above proposals are made with a clear view to maintaining and further developing the successful franchise of the combined Group.
To ensure consistency and continuity within the combined Group, in the context of a recommended transaction, we propose that the Board of Directors of the new Group would combine the Boards of our two companies, with Board members participating in the various committees of such Board of Directors (audit, strategy, risk, nomination and compensation). Members of the current Converium Board could also concurrently remain Board members of the combined Group’s Swiss operating company, as per SCOR’s existing Board of Directors guidelines.
I would like to take this opportunity to reaffirm that SCOR’s Board of Directors, which has unanimously approved the proposed combination of our companies during a meeting held on February 15, 2007 and unanimously reaffirmed its position on February 21, 2007, is strongly convinced that a combination between Converium and SCOR represents a very compelling opportunity and is, without any doubt, the best strategic route for our two groups to accelerate their development. This combination will be highly beneficial for all our shareholders and other stakeholders.
As already indicated, we are prepared to enter into detailed discussions with you and your team on these topics and present in detail our industrial project. We would appreciate confirmation of your availability as soon as possible so that SCOR can finalize its assessment of its options in relation to its shareholding in Converium.
We believe that our proposal represents an extremely attractive project that, taken together with our financial proposal, would be favorably welcomed by your shareholders and other stakeholders.
Sincerely yours,

With my best regards
Denis Kessler

cc:	Ms. Inga Beale Chief Executive Officer Converium Holding AG